UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

QUIDELORTHO CORPORATION
(Exact Name of the Registrant as Specified in its Charter)

Delaware	001-41409	87-4496285
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
9975 Summers Ridge Road, San Diego, CA 92121
(Address of Principal Executive Offices) (Zip Code)
Joseph M. Busky, Chief Financial Officer
(858) 552-1100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___.

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
QuidelOrtho Corporation has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto. The Conflict Minerals Report is also publicly available at www.quidelortho.com through the “Investor Relations” link under the heading “Governance”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02    Exhibit
The Conflict Minerals Report for the calendar year ended December 31, 2025 is filed as Exhibit 1.01 hereto.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01    Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Item 3.01    Exhibits
Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: May 11, 2026

QUIDELORTHO CORPORATION
(Registrant)

By:	/s/ Joseph M. Busky
Name:	Joseph M. Busky
Title:	Chief Financial Officer